Exhibit (a)(1)(B)

FORM OF ANNOUNCEMENT EMAIL TO ELIGIBLE PARTICIPANTS

Subject:	Gogo - Offer to Exchange Eligible Options for Replacement Options

To:	All Eligible Participants

Date:	May 14, 2020

IMPORTANT NEWS — PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THE OPTION EXCHANGE PROGRAM, YOU MUST TAKE ACTION BY 5:00 P.M., CENTRAL TIME, ON JUNE 12, 2020.

We are pleased to announce that the option exchange program that was approved by our stockholders on April 29, 2020 (the “Option Exchange Program” or “Exchange Offer”) begins today. As an eligible participant, we encourage you to carefully read the “Offer to Exchange Eligible Options for Replacement Options” as well as the other offering materials contained in the Schedule TO we are filing with the Securities and Exchange Commission today (collectively, the “Offering Materials”), all of which are available on the Exchange Offer website referred to below. These materials will help you to understand the risks and benefits of the Option Exchange Program and its terms and conditions.

OPTION EXCHANGE PROGRAM INFORMATION & EXCHANGE OFFER WEBSITE

Below you will find a basic outline of the Option Exchange Program. Please take the time to educate yourself about the Option Exchange Program by reviewing the resources and Offering Materials on the Option Exchange Program website. If you choose to participate, you can elect to do so through this website as well. To log into the website, please go to https://myoptionexchange.com. Your UserID is your Gogo e-mail address. The first time you access the site you will need to register as a new user and create a password. The site uses two-factor authentication, so the first time you access the portal each day the site will generate a verification code that will be e-mailed to you. Once the verification code has been entered you can access the site’s content. The verification codes expire at the end of each day.

ELIGIBILITY

The Option Exchange Program is open to all current employees (including furloughed employees) with outstanding stock options that have a per share exercise price equal to or greater than $2.46 (which is 150% of the closing trading price of our common stock on May 13, 2020) other than options that have a performance-vesting condition with a performance period ending in May 2020, options that have a normal expiration date of June 2020, and options granted to our Chief Executive Officer in his capacity as a non-employee director of the Board.

EXCHANGE DETAILS

Eligible Options that are submitted and accepted for exchange will be exchanged for new stock options with an exercise price equal to the closing price of our common stock on the Option Exchange Program’s closing date (“Replacement Options”) using the exchange ratios set forth below:

Range of Exercise Prices for Eligible Options	Exchange Ratio*
$3.58-$12.93	1.7
$15.82-$21.45	7.0
$17.78-$26.67	26.0
$9.08-$17.78	480.0

*

The exchange ratio shows the number of Eligible Options that must be exchanged for you to receive one Replacement Option. The number of Replacement Options will be rounded up to the nearest whole share.

We have used a Black-Scholes pricing model to determine the fair price or theoretical value of the Eligible Options. We have then applied the same exchange ratio to Eligible Options having substantially similar Black-Scholes values. The purpose of using the Black-Scholes pricing model is to treat, as nearly as practicable, all Eligible Options having substantially similar Black-Scholes values in a substantially similar manner. It is possible that the exercise price of one or more of your Eligible Options may fall within the overlap covered by more than one exchange ratio. For example, an Eligible Option with an exercise price of $17.00 per share may have one of three potential exchange ratios in the chart above (7.0, 26.0 or 480.0). If this overlap applies to any of your Eligible Options, your election form on the Option Exchange Program website will tell you which exchange ratio applies to those Eligible Options. For further discussion on the exchange ratios, please review the Offering Materials on the Option Exchange Program website.

Replacement Options will be granted to you automatically at the closing of the Exchange Offer consistent with the elections you have made. Replacement Options will vest on December 31, 2022, subject to continued employment with Gogo through this date.

Any restrictive covenants that you agreed to in connection with your Eligible Options remain in full force and effect.

OFFERING PERIOD

Opens May 14, 2020

Closes June 12, 2020 at 5:00 P.M., Central Time, unless we extend the expiration date

Employees who wish to participate in the Option Exchange Program must elect to participate during the offering period through the Exchange Offer website https://myoptionexchange.com. If you experience difficulties accessing the Exchange Offer website, please contact email optionexchange@gogoair.com.

HOW TO LEARN MORE

The offering period for the Option Exchange Program begins today. There are many things to consider when deciding whether or not to participate and we encourage you to carefully read the more detailed Offering Materials before deciding to participate. Please review the Exchange Offer website for more information and instructions on how to elect to participate, change a prior election and withdraw your election before the end of the offering period. By making one or more elections in the Exchange Offer, you will be confirming that you have read these materials.

Gogo makes no recommendation as to whether you should participate in the Option Exchange Program. You must make your own decision whether to participate. We encourage you to speak with your financial, legal and/or tax advisors as necessary, before deciding whether to participate in the Option Exchange Program.

If you have any questions about the Option Exchange Program, please contact optionexchange@gogoair.com.

The Option Exchange Program is being made pursuant to the terms and conditions set forth in the Company’s Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission that were sent to eligible option holders and are available free of charge at www.sec.gov or on the Exchange Offer website located at: https://myoptionexchange.com. You should read these written materials carefully because they contain important information about the Option Exchange Program, including risks related thereto.